SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 28, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 35300396090

MINUTES OF COMPANHIA SIDERÚRGICA NACIONAL ANNUAL SHAREHOLDERS’ MEETINGS CUMULATIVELY HELD ON APRIL 28, 2015, AND DRAWN UP IN SUMMARY FORMAT

1.    Date, time and venue: April 28, 2015, at 11:00 a.m., at the Company’s headquarters, located at Av. Brig. Faria Lima nº 3400, 20º andar, in the city and state of São Paulo.

2.      Call Notices: Call notices were published on April 10, 11, and 14, 2015, in the Official Gazette of the State of São Paulo on pages 53, 22 and 98, respectively and in Valor Econômico newspaper on pages B12, B9 and A7, respectively, which will be filed at the Company’s headquarters.

3.    Attendance: Shareholders representing 61.89% of the Company’s voting capital, as evidenced by the signatures in the Shareholders Attendance Book, as well as the representative of Deloitte Touche Tohmatsu Auditores Independentes, Mr. Roberto Promenzio, and the Company’s Executive Officer, Mr. David Moise Salama.

4.      Presiding: appointed by the Chairman of the Company’s Board of Directors, Mr. David Moise Salama chaired the meeting and invited Mrs. Claudia Maria Sarti to act as secretary.

5.      Agenda: At the Annual Shareholders’ Meeting: (i) to analyze the management accounts, to examine, discuss and vote the financial statements relating to the fiscal year ended December 31, 2014; (ii) to establish the annual global compensation of the managers for the fiscal year 2015; and (iii) to elect and establish the number of members to compose the Company’s Board of Directors; At the Extraordinary Shareholders’ Meeting: (i) on second call, under the terms of article 124, §1 of Law 6404/76, to approve the amendment of article 5 of the Company’s Bylaws in order to reflect the new amount of the capital stock as a result of the cancellations of shares in treasury approved by the board of directors; (ii) to approve the restatement of the Company’s Bylaws; (iii) to approve the Protocol and Justification of Merger executed by the representatives of the Company and of CSN Cimentos S.A. (“CSN Cimentos”) in which all conditions and justifications were agreed for the merger of CSN Cimentos into the Company; (iv) to approve and ratify the engagement of APSIS Consultoria e Avaliações Ltda., a specialized company responsible for the preparation of the accounting valuation report of CSN Cimentos’ net equity to be transferred to the Company; (v) to approve the accounting valuation report of CSN Cimentos’ net equity; (vi) to approve the merger of CSN Cimentos into the Company under the terms and conditions established in the abovementioned Protocol and Justification of Merger; and (vii) to grant powers to the Management to perform the necessary acts for implementation of CSN Cimentos’ merger into the Company.

6.    Resolutions: The following resolutions were taken by shareholders representing 61.89% of the Company’s voting capital, with the abstention of those legally prevented from voting, with abstentions registered as the case may be and vote instructions filed at the Company’s headquarters:

6.1. Approval for drawing up these minutes in summary format and omitting the signatures of attending shareholders at the time of publication, as allowed by paragraphs 1 and 2, respectively, of article 130 of Law nº 6404 of December 15, 1976 (“Law nº 6404/76”).

6.2. Approval, by unanimous vote of the attending shareholders, of the waiving of the reading of the Financial Statements, the Management Report and the Independent Public Accountants’ Report, as all attending shareholders are cognizant thereof.

6.3. Approval, by unanimous vote of the attending shareholders, being the abstentions and contrary votes filed at the Company’s headquarters, with the abstention of those legally prevented from voting, (i) of the Management’s Accounts, (ii) the Financial Statements and (iii) the Management Report related to the fiscal year ended December 31, 2014, as released on March 27, 2015 on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and published on March 27, 2015 in the Valor Econômico newspaper (pages A17 to A32) and in the Official Gazette of the State of São Paulo (pages 02 to 16).

6.4. Considering that a loss was ascertained in the fiscal year ended December 31, 2014 in the amount of R$105,218,360.93, this shall be fully absorbed by the reserves of existing profits under the terms of the sole paragraph of article 189 of Law 6404/76.

6.5. Approval, by the majority of the attending shareholders, with the abstentions and contrary votes filed at the Company’s headquarters, of the annual global compensation of the managers in the amount of up to R$82,935,892.00

6.6  Approval, by the majority of the attending shareholders, being the abstentions and contrary votes filed at the Company’s headquarters, that the Board of Directors will be composed by seven (7) members, with the election of the following members to compose the Company’s Board of Directors: Firstly, in accordance with Article 13, paragraph 2, of the Bylaws, the shareholders reelected ANTONIO FRANCISCO DOS SANTOS, Brazilian, married, business administrator, bearer of the identification document (IFP) no. 1.307.360, enrolled with individual taxpayers (CPF/MF) under number 112.375.706-20, as appointed by CSN Invest Fundo de Investimentos em Ações. Immediately thereafter, the shareholders elected Mr. LÉO STEINBRUCH, Brazilian, divorced, business administrator, bearer of identification document (RG) no. 13.597.999-SSP/SP, enrolled with individual taxpayers (CPF/MF) under number 110.885.048-09, resident and domiciled in the city and state of São Paulo and reelected BENJAMIN STEINBRUCH, Brazilian, married, business administrator, bearer of the identification document (RG) no. 3.627.815-4 SSP/SP, enrolled with individual taxpayers (CPF/MF) under number 618.266.778-87, resident and domiciled in the city and state of São Paulo; FERNANDO PERRONE, Brazilian, married, lawyer, bearer of the identification document (IFP) no. 2.048.837, enrolled with individual taxpayers (CPF/MF) under number 181.062.347-20, resident and domiciled in the city and state of São Paulo; YOSHIAKI NAKANO, Brazilian, married, business administrator, bearer of the identification document (RG) no. 5.157.491-3 and enrolled with individual taxpayers (CPF/MF) under number 049.414.548-04, resident and domiciled in the city and state of São Paulo; ANTONIO BERNARDO VIEIRA MAIA, Brazilian, married, business administrator, bearer of the identification document (RG) no. 042416875 IFP/RJ, enrolled with individual taxpayers (CPF/MF) under number 510.578.677-72, resident and domiciled in the city and state of São Paulo and LUIS FELIX CARDAMONE NETO, Brazilian, married, business administrator, bearer of the identification document (RG) no. 11.759.329-1 SSP/SP, enrolled with individual taxpayers (CPF/MF) under number 042.649.938-73, resident and domiciled in the city and state of São Paulo. As a result, the Company’s Board of Directors will be composed by Antonio Francisco dos Santos, Benjamin Steinbruch, Fernando Perrone, Yoshiaki Nakano, Antonio Bernardo Vieira Maia, Luis Felix Cardamone Neto and Léo Steinbruch, all with term of office until the 2016 Annual Shareholders’ Meeting.

       The directors hereby elected and reelected represent not to have incurred in any of the crimes provided for in the Law which may prevent them from exercising business activities under the terms of Law No. 6404/76.

6.7. Approval, by unanimous vote of the attending shareholders, of the updating of the amount of the Company’s capital stock already subscribed and paid-up provided for in article 5 of the Bylaws in order to reflect the cancellations of Sixty million (60,000,000) and Ten million, four hundred and forty-six thousand and sixty-one (10,446,061) shares, respectively approved on July 18, 2014 and August 19, 2014 by the Company’s Board of Directors, whereby the “main provision” of article 5 of the Bylaws shall become effective with the following wording:

“Article 5 – The Company’s Capital Stock fully subscribed and paid-up is Four billion and five hundred and forty million Reais (R$4,540,000,000.00) divided into One billion, three hundred and eighty-seven million, five hundred and twenty-four thousand and forty-seven (1,387,524,047) common book-entry shares with no par value.”

6.8  Approval, by unanimous vote of the attending shareholders, of the restatement of the Bylaws in order to reflect the amendment hereby approved under the terms of Exhibit I to these Minutes.

6.9. The following matters were resolved by the unanimous vote of the attending shareholders:

     6.9.1.        The Protocol and Justification of Merger (the “Protocol and Justification”) executed on April 9, 2015 between the management of the Company and the management of CSN Cimentos S.A., with its principal place of business at Rodovia BR 393 (Lúcio Meira) s/nº, Km 5,001, Vila Santa Cecília, Postal Code (CEP) 27260-390, in the City of Volta Redonda, State of Rio de Janeiro, Corporate Taxpayer’s ID (CNPJ/MF) No. 42.564.807/0001-05, with its organizational documents filed with the Rio de Janeiro State Commercial Registry under Corporate Registry (NIRE) No. 333.000.897.72 (“CSN Cimentos”), was approved without any restriction or qualification, which document establishes all the conditions and justifications for the merger of CSN Cimentos into the Company and shall henceforth constitute an integral part of these minutes as Exhibit II hereto.

     6.9.2.        The appointment of APSIS Consultoria e Avaliações Ltda., with address at Rua da Assembleia No. 35, 12th floor, in the city and State of Rio de Janeiro, Corporate Taxpayer’s ID (CNPJ/MF) No. 08.681.365./0001-30, originally registered with the Rio de Janeiro State Regional Accounting Board under No. CRC/RJ-005112/O-9, a firm specializing in asset valuations which issued the Valuation Report for the shareholders’ equity of CSN Cimentos based on a special balance sheet as of March 31, 2015 (the “Base Date”), was ratified.

     6.9.3.        The Valuation Report referred to in the preceding item was read and approved, upon which the shareholders fully agreed with all the terms and figures contained therein, which shall henceforth constitute an integral part of these minutes as Exhibit III hereto.

     6.9.4.        The merger of CSN Cimentos into the Company in accordance with the Protocol and Justification was approved, it being understood that such merger shall become effective on May 1, 2015 (“Effective Date of the Merger”) as established in the Protocol and Justification. In accordance with article 227 of Law No. 6404/76, the Company shall succeed to CSN Cimentos, which shall be automatically extinguished as of the Effective Date of the Merger.

     6.9.5         It is hereby agreed that any variations in the shareholders’ equity of CSN Cimentos between the Base Date and the Effective Date of the Merger shall be automatically incorporated into the shareholders’ equity of the Company.

     6.9.6.        By virtue of such approved merger, all the shares issued by CSN Cimentos, all of which are held by the Company, shall be cancelled.

     6.9.7.        As the Company holds all CSN Cimentos shares, no shares shall be issued by the Company to replace the shares in the capital stock of CSN Cimentos.

     6.9.8.        The Executive Board of CSN is authorized to execute all documents and take all actions that may be necessary to give effect to this resolution.

7.    Closure: There being no further business to be discussed, the meeting was adjourned for the time necessary to draw up these Minutes. The meeting was resumed and these minutes were read, found in compliance and signed by the Chairman, the Secretary and all attending shareholders.

8.    Documents Filed: The Annual and Special Shareholders’ Meeting Call Notice, the Management Report, the Financial Statements, the Independent Public Accountants’ Report, the restated Bylaws, the Protocol and Justification of Merger, the Valuation Report for the shareholders’ equity of CSN Cimentos, and the Management Proposal, as well as the voting guidelines presented are filed at the Company’s headquarters.

Signatures:

_________________________________

David Moise Salama - President

_________________________________

Claudia Maria Sarti – Secretary

_________________________________

Roberto Promenzio – Deloitte Touche

Tohmatsu Auditores Independentes

Acionistas: _________________________________

Exhibit I

COMPANHIA SIDERÚRGICA NACIONAL

Bylaws

Chapter I

NAME, OBJECT, HEADQUARTERS AND DURATION

Article 1 -    Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.

Article 2 -    The purpose of the Company is to manufacture, transform and sell steel products and by products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities.

Article 3 -    The Company has its legal domicile and head office in the city of São Paulo, State of São Paulo, and may open or close branches, agencies, offices or representations in any part of the country or abroad.

Article 4 -    The Company shall remain in existence for an indefinite term.

Chapter II

CAPITAL AND SHARES

Article 5       -     The capital stock of the Company, fully subscribed and paid in, is R$4,540,000,000.00 (four billion, five hundred and forty million reais), divided into 1,387,524,047 (one billion, three hundred and eight-seven million, five hundred and twenty-four thousand and forty-seven) common, book-entry shares with no par value.

Sole Paragraph  - Each common share shall entitle the holder to one vote in the resolutions of the General Meeting.

Article 6 -    Unless otherwise decided by the General Meeting, dividends and interest on equity shall be paid within 60 (sixty) days as from the date they are declared and in any event during the same fiscal year.

Article 7 -    The capital stock of the Company may be increased to up 2,400,000,000 (two billion four hundred million) shares, by decision of the Board of Directors.

Paragraph 1 -                          The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.

Paragraph 2       -                           Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.

Paragraph 3       -                           At the discretion of the Board of Directors, preemptive rights for existing shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

Paragraph 4 -                          The Board of Directors shall establish the price, term and conditions of each issue.

Paragraph 5 -                          Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Chapter III

GENERAL MEETING

Article 8 -    The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

Article 9 -    The General Meeting shall be convened and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints.

Sole Paragraph -                    The Chairman shall appoint the secretary of the General Meeting.

Article 10 -  The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

Article 11 -  Shareholders may be represented by a legal representative in the General Meetings as per Law 6404 of December 15, 1976 as long as the power-of-attorney is submitted to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.

Chapter IV

MANAGEMENT

Section I

Standard Rules

Article 12 - The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.

Article 13 -  The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.

Paragraph 1                             -     The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

Paragraph 2                             -     In the event that the General Meeting establishing an aggregate amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.

Section II

BOARD OF DIRECTORS

Article 14 -  The Board of Directors is composed of up to 11 (eleven) members, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.

Paragraph 1                             -     The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Paragraph 2                             -     In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

Paragraph 3                             -     The Executive Officers shall be entitled to speak, when called to attend the Board of Directors meetings.

Article 15 -  The Board of Directors shall meet, ordinarily, on the dates established in the yearly calendar approved by said Board in the last month of the immediately preceding year, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or the majority of its Members.

Paragraph 1                             -     The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.

Paragraph 2                             -     The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who vote by any of these means.

Paragraph 3                             -     Minutes of the meetings shall be drawn up in a book for this purpose and, after having read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

Paragraph 4                             -     Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.

Paragraph 5                             -     Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting.

Paragraph 6                             -     The Board of Directors shall have a General Secretary, in whose absence will be replaced by another employee or manager designated by the Chairman of the Board.

Article 16 -  In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:

                      I- In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided in these bylaws, and who, if confirmed by the respective General Meeting, shall complete the term of the member replaced.

                      II- In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who will replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position will be deemed to be vacant.

                      III- If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or, in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

                      IV- In the cases of temporary impediment or absence under this Article 16, representatives shall act on their own behalf and on that of the members represented.

Article 17 -  Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.

Article 18 -  The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

Sole Paragraph -                          The special committees created by the Board of Directors will have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

Article 19 -  In addition to the duties established by law, it is incumbent upon the Board of Directors:

                                                 I -          to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies;

                                                 II -         to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

                                                 III -        to elect and dismiss the members of the Board of Executive Officers and assign their duties;

                                                IV -         to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member;

                                                V -          to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are establish                by law;

                                                VI -         to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee;

                                                VII -        to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;

                                                VIII -       to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws;

                                                IX -         to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation;

                                                X -          to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance in other cases;

                                                XI -         to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets;

                                                XII -        to establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

a)acquisition, disposal and encumbrance of any permanent asset;

b)    conduction of any legal business by the Company, including financing and loans, including companies directly or indirectly controlled by the Company;

c)the constitution of any type of guarantee or encumbrance on any asset that is not part of the Company’s permanent assets, including for the benefit or in favor of third parties as long as the party is a subsidiary entity, subsidiary or affiliate of the Company;

                                               XIII -        to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

                                                XIV -       to require audits of companies, foundations and similar entities in which the Company participates;

                                                XV -        to resolve on any acts involving transformation, consolidation, spin-off, incorporation or liquidation of companies in which the Company has corporate holding;

                                               XVI -        to decide on the establishment of subsidiaries by the Company, as well as on the acquisition of equity interest, and to resolve on the representation at the General Meetings and shareholders’ meetings and on matters submitted to said meetings;

                                               XVII -       to appoint and dismiss the General Secretary of the Board of Directors and define his duties;

                                               XVIII -      to establish policies for taking up tax incentives;

                                               XIX -        to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created;

                                               XX -         to resolve any omissions and perform other legal duties that do not conflict with those established by these Bylaws or by Law;

                                               XXI -        to resolve on any matters that go beyond the authority established by the Executive Board, as provided for in Article 19;

Section III

EXECUTIVE BOARD

Article 20 -  The Company shall have a Board of Executive Officers composed of 2 (two) to 9 (nine) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other Executive Officer, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

Paragraph 1 -    The term of office of the Executive Officers is two years, reelection being allowed, and will last until their respective successors take office;

Paragraph 2       -                 In the case of impediment or vacancy of any Officer, said Officer will be replaced in accordance with the determination of the Board of Directors.

Paragraph 3       -                 The Executive Officers shall perform their duties on a full-time basis.

Article 21    -     With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item XII) and other provisions provided for herein.

Paragraph 1 -                 It is incumbent upon the Board of Executive Officers to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts.

Paragraph 2 -                 The Board of Executive Officers shall authorize the opening, transfer or closing of branches, agencies, offices and establishments of any other kind of the Company.

Paragraph 3 -                 The Board of Executive Officers shall approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory, fiscal and decision-making councils of subsidiaries directly or indirectly controlled by or associated with the Company, as well as associations, foundations and other types of corporate groups in which the Company participates.

Article 22    -     The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.

Paragraph 1 -    The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

Paragraph 2 -    Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed by all present members, the copies of all minutes being sent to the members of the Board of Directors upon request.

Article 23    -                        The Chief Executive Officer shall:

                                               I -         preside over meetings of the Board of Executive Officers;

                                               II -       carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

                                               III -       organize, coordinate and supervise the activities of the areas directly subordinate to him;

                                               IV -       allocate special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

                                               V -        keep the Board of Directors informed of the activities of the Company;

                                               VI -       prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers;

                                               VII -      prepare the annual report and draw up the balance sheet, together with the other Executive Officers.

Article 24    -     It is incumbent upon each of the Executive Officers, within the specific sphere of activity allocated to them by the Board of Director:

                                               I -         to represent the Company in accordance with the law and these bylaws;

                                               II -        to organize, coordinate and supervise the services for which they are responsible;

                                               III -       to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;

                                               IV -       to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

Article 25    -     The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions.

                                               I –        All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers;

                                               II –      With the exception of the provisions in these Bylaws, the Company may be represented by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks, (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) to represent the Company in general meetings of shareholders or the equivalent of companies, consortia, and other entities in which the Company participates; (vi) for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts; and (vii) the signature of documents of any kind that may result in the assumption of commitments by the Company in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21, paragraph 1);

Paragraph 1    -    The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;

Paragraph 2  -    The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

Article 26    -     The following rules shall be observed as regards the appointment of attorneys in fact:

                                               I -       all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors;

                                               II -      Except in the event of judicial powers of attorney, which may be granted for an indefinite period, all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers.

Article 27    -     Any acts performed without due regard for the rules established in these bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

Chapter V

FISCAL COUNCIL

Article 28    -     Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of 3 (three) sitting members and 3 (three) alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

Sole Paragraph -    The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.

Chapter VI

AUDIT COMMITTEE

Article 29    -     The Company will have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of one (1) year, reelection being allowed.

Sole Paragraph       -     The Board of Directors will approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, will be determined.

Chapter VII

FISCAL YEAR, BALANCE SHEETS AND PROFITS

Article 30    -     The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Paragraph 1 -    The accumulated losses and provision for income and social contribution taxes will be deducted from the result of the year, prior to any profit sharing.

Paragraph 2 -    The net income shall mandatorily have the following allocation:

I – five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;

                                                               II –  payment of mandatory dividends (Article 33);

III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.

Paragraph 3                          -                The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

I –  its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article. 33;

II –  its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting;

III – the reserve is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget;

IV - its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, repayment, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

Article 31    -     In addition, it shall be incumbent upon the Board of Directors:

I –  to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;

II – to approve the payment of any additional interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;

III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet;

IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.

Article 32    -     The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments will be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting will be the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

Article 33    -     The dividend distribution shall not be less than 25% (twenty-five percent) of the net income, pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

Article 34    -     Dividends shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area. If not claimed within 3 (three) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

Chapter VIII

LIQUIDATION

Article 35    -     The Company shall be liquidated in the events established by Law, with due regard for the applicable rules.

Sole Paragraph            -  The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fee.

Protocol and justification of motives for incorporation

The executive officers of CSN CIMENTOS S.A., with its head office at Highway BR 393 (Lúcio Meira) no number, Km 5,001, Vila Santa Cecília, CEP 27260-390, in the city of Volta Redonda, in the State of Rio de Janeiro, registered with the Ministry of Finance under Corporate Taxpayer I/D No. 42.564.807/0001-05, with its corporate acts filed at the Board of Trade of the State of Rio de Janeiro, under Company Registry (NIRE) 333.000.897.72, herein after referred to simply as “CSN Cimentos”; and

The executive officers of COMPANHIA SIDERÚRGICA NACIONAL, with its head office at Avenida Brigadeiro Faria Lima No. 3400, 15th floor, and part of the 19th and 20th floors, Itaim Bibi, CEP 04538-132, in the city of São Paulo, in the State of São Paulo, registered with the Ministry of Finance under Corporate Taxpayer I/D No. 33.042.730/0001-04, with its corporate acts filed at the Board of Trade of the State of São Paulo, under Company Registry (NIRE) 35-3.0039609.0, herein after referred to simply as “CSN”.

AGREE to sign this Protocol of Incorporation and Justification of Motives, in order to clarify the terms, conditions and justifications governing the incorporation of CSN Cimentos by CSN, in the manner and for the purposes stipulated by Law No. 6404/76, of December 15, 1976, and later amendments, in particular for the purposes of articles 224 and 225, as well as by CVM Instruction No. 319/99 (“ICVM 319”), on the following terms:

1 – JUSTIFICATION FOR THE INCORPORATION

1.1.              Given that the incorporating company is the sole shareholder and the parent company of the company to be incorporated, owning 100% of the shares issued by the company to be incorporated, and that there are similarities in the activities carried out by both of the companies, the incorporation of the equity of the company to be incorporated by the incorporating company will result in optimization of processes and maximization of results, concentrating all the commercial and administrative activities of the two companies in a single organizational structure.

1.2.              Studies undertaken in relation to this indicate that (i) the present time is the most appropriate one for carrying out the operation and (ii) the operating performance of both CSN Cimentos and CSN conclusively proves the desirability of the incorporation, indicating that the current stage of business of both companies points to the centralization of their activities, by means of incorporation.

1.3.              According to studies carried out, the aforementioned operation will result in significant economies of scale, both by an immediate reduction in expenses on account of the integration, synergy, standardization and streamlining of operational and administrative activities, and from a financial viewpoint.

1.4.              The suggested incorporation has been carefully examined at meetings held between the technical departments and the managements of the companies and their legal advisors, who did not detect any factors that indicated that the incorporation should not go ahead.

1.5.              Therefore, taking into account: (i) the interest that the Incorporating Company and the company to be incorporated have to finally unite, so as to be able, as a single legal entity, to better develop the business activities currently carried out by both companies, enabling activities to be centralized under a single management; and (ii) the economic, financial and strategic benefits that this unification of CSN Cimentos’ and CSN’s activities into a single legal entity will produce, such as reduction and simplification of administrative costs, particularly those of a management nature; the management bodies of both companies established the conditions for the incorporation of CSN Cimentos by CSN.

2.             INCORPORATION PROTOCOL

2.1.              The proposed operation is aimed at the incorporation of CSN Cimentos by CSN, with the winding up of CSN Cimentos and the transfer of the respective shareholders’ equity to CSN, which will become its successor in title, under the terms of article 227, of Law No. 6404/76.

2.2.              In compliance with article 224, I, IV and VI of the Brazilian Corporate Law, the Parties give notice that, since CSN Cimentos’ shareholders’ equity is already fully reflected in CSN by means of equity pick-up, given that it is the sole shareholder of CSN Cimentos, the transfer of CSN Cimentos’ complete equity to CSN will not imply any increase in CSN’s capital stock, or any share issue or amendment to its by-laws.

2.3.              Therefore, there is no need to consider substitution ratios, with CSN’s ownership structure remaining exactly the same as it was prior to the incorporation operation.

2.4.              The shareholders’ equity of CSN Cimentos, to be transferred to CSN, was valued by APSIS Consultoria e Avaliações Ltda. A company based at Rua da Assembleia No. 35, 12th floor, in the city and State of Rio de Janeiro, registered with the Ministry of Finance under Corporate Taxpayer I/D No. 08.681.365./0001-30, and originally registered with the Regional Accounting Council of the State of Rio de Janeiro under No. CRC/RJ-005112/O-9, it specializes in equity valuations, and its engagement will be submitted for approval by Special Shareholders’ Meetings of CSN Cimentos and CSN. The valuation will be made based on the Special Balance Sheet prepared as at March 31, 2015 (“incorporation base-date”). The variation in the shareholders’ equity of the company to be incorporated that occurs between the incorporation base-date and the actual incorporation date (i.e., May 1, 2015), will be borne in full by the Incorporating company.

2.5.              Balances on creditor and debtor accounts will be transferred to the incorporating company’s books of account, with the necessary adjustments being made. Every liability to be absorbed by CSN is recorded, and the assets, rights and obligations of the company to be incorporated, which make up the shareholders’ equity to be transferred to CSN, are described in detail in the Valuation Report, at book value.

2.6.              Having been informed of their appointment as expert appraisers, subject to the approval of the shareholders of CSN and CSN Cimentos, the above mentioned experts started work immediately on their study and the preparation of the valuation report for CSN Cimentos, establishing that there is no conflict or communion of interest, actual or potential, in relation to the incorporation operation itself.

2.7.              Given that (i) CSN owns all of the shares issued by CSN Cimentos, (ii) the incorporation will not result in any increase in CSN’s capital, (iii) there will not be any change in the interest of CSN’s shareholders due to the aforementioned incorporation and (iv) the provisions of OFFICIAL LETTER/CVM/SEP/GEA-2/Nº 186/2014 issued by the Brazilian Securities Commission’s Superintendence of Company Relations, CSN is exempted (i) from drawing up the comparative valuation reports mentioned in article 264 of Law No. 6404/1976; (ii) from publishing in the press the Material Fact that is required under article 2 of CVM Instruction No. 319/1999; and (iii) from preparing financial statements audited by independent auditors, under the terms of article 12 of CVM Instruction No. 319/99.

2.8.              CSN will keep its head office and its current branches. However, CSN Cimentos’ establishments, where it has its head office and its branches, will be closed down as a result of the incorporation.

2.9.              The incorporating company will take the place of the company to be incorporated, by way of universal succession, in relation to all of its assets, rights and obligations, under the terms of article 227 of Law No. 6404/76.

2.10.           Possible legal actions which, as a result of previously signed obligations, for administrative and/or operational motives, may be practiced on behalf of the company to be incorporated, during the time period between the approval of this Protocol and Justification by the shareholders of the companies that are the signatories to this document and the registration of the respective corporate acts with the Boards of Trade of the State of Rio de Janeiro and the State of São Paulo, will be regarded as valid for all legal purposes, and all the resulting rights and obligations will be securitized by the incorporating company in its capacity as successor of the company to be incorporated, under the terms established by the main section of article 227 of Law No. 6404/76.

2.11.           Once the incorporation has been approved by the General Shareholders’ Meetings of CSN and CSN Cimentos, the company to be incorporated is deemed to be wound up, and it will be the responsibility of the incorporating company’s management to arrange for the write-off, registration, annotation and other required acts with the appropriate public authorities to carry out the operation, pursuant to article 227, paragraph 3, of Law No. 6404/76.

2.12.           The expenses resulting from the valuation of the assets will be borne by the incorporating company.

Under the terms of the above Justification and Protocol, both the companies have a material interest in the Incorporation operation.

Being in mutual agreement, the Parties sign this Protocol of Incorporation and Justification, in the presence of 2 (two) witnesses, in 6 (six) counterparts of equal content, form and legal effect, binding them and their heirs and successors to comply with all of its terms.

São Paulo, April 9, 2015.

______________________________________________________

COMPANHIA SIDERÚRGICA NACIONAL

______________________________________________________

CSN CIMENTOS S.A.

Witnesses:

_____________________________                                  _____________________________

Name:                                                                                          Name:

CPF:                                                                                              CPF:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.